

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 8, 2013

Via E-mail
Ms. Anna Gluskin
Chief Executive Officer
Eastgate Acquisitions Corporation
2681 East Parleys Way
Suite 204
Salt Lake City, Utah 84109

> **Re: Eastgate Acquisitions Corporation**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed July 29, 2013**
> **File No. 333-185050**

Dear Ms. Gluskin:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We partially reissue comment one in our letter dated July 15, 2013. Please provide the basis for your statements about your technology and proposed products throughout the prospectus. Provide the basis for the company's beliefs, including disclosure of the research upon which the company is relying, or remove such statements. For example, please provide the basis for your belief that topical formulations containing polar solvents "can improve transdermal penetration of poorly soluble compounds," that the oral solid dosage forms can be used to enhance the delivery of GluCorrect and Urban Power, that "[o]rally administered, essential oils and their metabolites support cleanliness of the urinary tract epithelium, which in turn may help to keep the system clean and healthy," and that Puralen could help relieve stomach disturbances and provides digesting aid and pronounced carminative action. Please also provide the basis for your belief that "administration of [your] self-emulsifying Banaba leaf extract with Corosolic acid …

may decrease fasting blood glucose levels by 20-30%." Please provide <u>for each statement made</u> the specific source of that information and the specific section(s) that support that statement about your particular proposed products, both for the supplemental materials provided and for the past research and other materials that support your statements. Also, each time you discuss the planned goals or objectives for your proposed products, clearly discuss the development stage of these proposed products and of the company and clearly indicate that there is no guarantee you will be able to achieve these results.

2.   We note the statements with footnote references. As previously requested in comment one of our letter dated July 15, 2013, please provide us supplementally with the specific section(s) of those referenced sources that provide the basis for each statement separately. Consider clearly highlighting or otherwise clearly marking the section(s) that support your statements.

<u>Natural Health Products, page 27</u>

3.   We partially reissue comment two in our letter dated July 15, 2013. Please provide us with your analysis as to how your claim regarding GluCorrect decreasing blood glucose levels is consistent with FDA regulations in the context of the remaining disclosure about this proposed product and "anti-diabetic" activity.

<u>Government Regulation – Pharmaceutical products, page 29</u>

4.   In your response to comment three in our letter dated July 15, 2013, you state that "management determined that it will not propose any OTC products." Accordingly, please remove the references to the shortened approval process for OTC products on page 31.

<u>Relationships and Related Party Transactions, page 43</u>

5.   We reissue comment four in our letter dated July 15, 2013. Please provide all the information required by Item 404(a)(5) of Regulation S-K for each debt transaction disclosed in this section. This includes the largest aggregate amount of principal outstanding during the period for which disclosure is provided, the amount outstanding as of the latest practicable date, the amount of principal paid during the periods for which disclosure is provided and the amount of interest paid during the periods for which disclosure is provided.

6.   Please revise to clearly reflect Ms. Gluskin's involvement with TGT Investment Management Inc., as added elsewhere. In addition, we note the issuance of shares to TGT Investment Management Inc. for services and for monies advanced. Clearly

> disclose the amount of the money advanced and indicate whether the shares were issued to repay such amount. Clarify the services provided.

Stock Ownership of Certain Beneficial Owners and Management, page 45

7. We note the disclosure added to footnote two indicating that Ms. Gluskin shares investment and voting control of TGT Investment Management Inc. Please revise Ms. Gluskin's amount and percent of beneficial ownership to reflect the shares held by TGT Investment Management Inc. and revise the amount held by officers and directors as a group. Similarly, revise the disclosure in the selling stockholders table. Add risk factor disclosure regarding the significant percentage of shares controlled by Ms. Gluskin.

Part II. Information Not Required in Prospectus

Item 16. Exhibits and Financial Statement Schedules

8. We reissue comment 10 in our letter dated July 15, 2013. Please file as an exhibit a complete copy of the articles as amended as required by Item 601(b)(3)(i) of Regulation S-K. Item 601 specifically states "whenever the registrant files an amendment to its articles of incorporation, it must file a complete copy of the articles as amended." We note that filing the original articles of incorporation and amendments thereto in separate exhibits does not satisfy this requirement.

9. We partially reissue comment 11 in our letter dated July 15, 2013. Please file Exhibit 10.7 in its entirety. Schedule A to Exhibit 10.7 refers to attachments to Schedule A, which have not been included.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Tiffany Piland at (202) 551-3589 or Pamela Howell at (202) 551-3357 with any questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director